UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

DREAMS, INC.
(Name of Issuer)

Common Stock - No Par Value
(Title of Class of Securities)

261983 10 0
(CUSIP Number)

Steven D. Rubin
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6015
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 261983 10 0	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON THE FROST GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* OO

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CUSIP No. 261983 10 0	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FROST GAMMA INVESTMENT TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 4,244,872
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,244,872
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,244,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.65%
14	TYPE OF REPORTING PERSON* OO

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ATTACHMENT

CUSIP No. 261983 10 0

Item 1. Security and Issuer.

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed on November 13, 2006 (together, the “Original Schedule 13D”) with respect to the common stock, no par value (the “Common Stock”), of Dreams, Inc., a Utah corporation (the “Company”). The principal executive offices of Company are located at 2 South University Drive, Plantation, Florida, 33324.

Item 2. Identity and Background.

Item 2 is hereby deleted in its entirety and replaced with the following:

This statement of beneficial ownership on Schedule 13D is being filed by the Frost Gamma Investment Trust, a Florida trust (the “Gamma Trust (” the “Reporting Party”), pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The address of the Reporting Party’s principal business and principal office is 4400 Biscayne Boulevard, 15th Floor, Miami, Florida 33137. The principal business of the Reporting Party is the making and holding of investments in businesses, assets and securities. The sole trustee of the Gamma Trust is Phillip Frost, M.D. The sole beneficiary of the Gamma Trust is the Frost Gamma Limited Partnership. Dr. Frost’s present principal occupation is Chairman and Chief Executive Officer of OPKO Health, Inc., a specialty healthcare company incorporated in Delaware whose address is 4400 Biscayne Boulevard, Suite 1180, Miami, Florida 33137.

To the best knowledge of the Reporting Party, the Reporting Party has not, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 4. Purpose of Transaction.

Item 4 is amended by adding the following paragraphs to the end of the item:

On November 30, 2010 The Frost Group, LLC, distributed all 5,128,205 shares of the Common Stock to its members.  The Gamma Trust owns approximately 84% of the membership interests of the Frost Group. The Frost Group distributed to the Gamma Trust 4,294,872 shares of Common Stock now directly owned by the Gamma Trust.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

(a)         The Reporting Party is the beneficial owner of 4,244,872 shares of the Common Stock of the Company, representing 9.65% of the issued and outstanding shares of Common Stock of the Company based on 43,980,175 shares of Common Stock outstanding as of November 15, 2010, and calculated in accordance with Rule 13d-3.

(c)         During the past sixty days, the Reporting Party has engaged in the following transactions involving the Common Stock of the Company:

Date	Number of Shares Sold	Weighted Average Price Per Share	Range of Prices (1)
10-Dec-10	10,000	$2.80	$2.79 to $2.82
13-Dec-10	10,000	$2.82	$2.8 to $2.84
14-Dec-10	10,000	$2.80	$2.79 to $2.81
15-Dec-10	10,000	$2.80	$2.8 to $2.81
17-Dec-10	10,000	$2.68	$2.65 to $2.71
(1)	The Reporting Persons undertake to provide upon request by the Staff of Division of Corporate Fianance of the SEC full information regarding the number of shares sold at each separate price.

(d)         No person (other than the Reporting Party) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock..

(e)         The Frost Group ceased to beneficially own more than five percent of the Common Stock of the Company on November 30, 2010.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned parties certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2011	THE FROST GROUP, LLC

/s/ Steven D. Rubin
Name: Steven D. Rubin
Its: Vice President

Dated: January 25, 2011	FROST GAMMA INVESTMENT TRUST

/s/ Phillip Frost, M.D.
Name: Phillip Frost, M.D.
Its: Trustee

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